UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities and Exchange Act of 1934

Commission File Number: 001-32332

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Exact name of registrant as specified in its charter)

No. 21, Financial Street
Xicheng District, Beijing, 100140
The People’s Republic of China
(86-10) 6625-8899
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, par value US$0.04 per share
American Depositary Shares, each representing 20 Ordinary Shares
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(i)	[X]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]
Approximate number of holders of record as of the certification or notice date:  One.

Pursuant to the requirements of the Securities Exchange Act of 1934, China Netcom Group Corporation (Hong Kong) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                 CHINA NETCOM GROUP
                                                 CORPORATION (HONG KONG)
                                                 LIMITED

October 15, 2008                                                                                                                         By /s/ Zuo Xunsheng
Name: Zuo Xunsheng
                                                       Title: Chairman and Chief ExecutiveOfficer